Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSX-V: MKO | OTCQX: MAKOF

March 10, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Files Technical Report for Moss Mine Mineral Resource Estimate

Mako Mining Corp. ("Mako" or the "Company") (TSXV: MKO; OTCQX: MAKOF) is pleased to announce an independent technical report "NI 43-101 Technical Report for the 2025 Mineral Resource Estimate for the Moss Mine Project, Oatman Mining District, Mohave County, Arizona, USA, dated February 27, 2026 (the "Technical Report") has been filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Technical Report supports the previously announce mineral resource estimate at the Moss Mine, having an effective date of December 18, 2025 (see new release dated January 26, 2026).

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information about Mako, please contact Akiba Leisman, Chief Executive Officer, at

(917) 558-5289 or aleisman@makominingcorp.com, or visit our website at www.makominingcorp.com and our profile on SEDAR+ at www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.